Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-264352-01

VICI Properties L.P.

$5,000,000,000

Final Term Sheet

April 20, 2022

$500,000,000 4.375% Notes due 2025

$1,250,000,000 4.750% Notes due 2028

$1,000,000,000 4.950% Notes due 2030

$1,500,000,000 5.125% Notes due 2032

$750,000,000 5.625% Notes due 2052

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated April 18, 2022 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated April 18, 2022 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	VICI Properties L.P. (the “Company”)

Ratings*:	Ba1 (stable) by Moody’s Investors Service
BBB- (stable) by S&P Global Ratings
BBB- (stable) by Fitch Ratings

Trade Date:	April 20, 2022

Settlement Date**:	April 29, 2022 (T+7)

4.375% Notes due 2025

Securities Offered:	4.375% Notes due 2025

Aggregate Principal Amount Offered:	$500,000,000

Interest Payment Dates:	May 15 and November 15, beginning on November 15, 2022 (long first coupon)

Interest Rate:	4.375% per annum, accruing from April 29, 2022

Maturity Date:	May 15, 2025

Benchmark Treasury:	2.625% due April 15, 2025

Benchmark Treasury Yield:	2.790%

Spread to Benchmark Treasury:	+160 basis points

Yield to Maturity:	4.390%

Price to Public:	99.955%, plus accrued interest, if any

Optional Redemption Provision:	At the Company’s option, prior to the maturity date, make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +25 basis points. See the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption.

CUSIP:	925650 AA1

ISIN:	US925650AA17

4.750% Notes due 2028

Securities Offered:	4.750% Notes due 2028

Aggregate Principal Amount Offered:	$1,250,000,000

Interest Payment Dates:	February 15 and August 15, beginning on August 15, 2022 (short first coupon)

Interest Rate:	4.750% per annum, accruing from April 29, 2022

Maturity Date:	February 15, 2028

Benchmark Treasury:	2.500% due March 31, 2027

Benchmark Treasury Yield:	2.865%

Spread to Benchmark Treasury:	+190 basis points

Yield to Maturity:	4.765%

Price to Public:	99.932%, plus accrued interest, if any

Optional Redemption Provision:	At the Company’s option, prior to January 15, 2028 (the “2028 Notes Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +30 basis points; on and after the 2028 Notes Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption.

CUSIP:	925650 AB9

ISIN:	US925650AB99

4.950% Notes due 2030

Securities Offered:	4.950% Notes due 2030

Aggregate Principal Amount Offered:	$1,000,000,000

Interest Payment Dates:	February 15 and August 15, beginning on August 15, 2022 (short first coupon)

Interest Rate:	4.950% per annum, accruing from April 29, 2022

Maturity Date:	February 15, 2030

Benchmark Treasury:	2.375% due March 31, 2029

Benchmark Treasury Yield:	2.887%

Spread to Benchmark Treasury:	+210 basis points

Yield to Maturity:	4.987%

Price to Public:	99.771%, plus accrued interest, if any

Optional Redemption Provision:	At the Company’s option, prior to December 15, 2029 (the “2030 Notes Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +35 basis points; on and after the 2030 Notes Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption.

CUSIP:	925650 AC7

ISIN:	US925650AC72

5.125% Notes due 2032

Securities Offered:	5.125% Notes due 2032

Aggregate Principal Amount Offered:	$1,500,000,000

Interest Payment Dates:	May 15 and November 15, beginning on November 15, 2022 (long first coupon)

Interest Rate:	5.125% per annum, accruing from April 29, 2022

Maturity Date:	May 15, 2032

Benchmark Treasury:	1.875% due February 15, 2032

Benchmark Treasury Yield:	2.853%

Spread to Benchmark Treasury:	+230 basis points

Yield to Maturity:	5.153%

Price to Public:	99.779%, plus accrued interest, if any

Optional Redemption Provision:	At the Company’s option, prior to February 15, 2032 (the “2032 Notes Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +35 basis points; on and after the 2032 Notes Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption.

CUSIP:	925650 AD5

ISIN:	US925650AD55

5.625% Notes due 2052

Securities Offered:	5.625% Notes due 2052

Aggregate Principal Amount Offered:	$750,000,000

Interest Payment Dates:	May 15 and November 15, beginning on November 15, 2022 (long first coupon)

Interest Rate:	5.625% per annum, accruing from April 29, 2022

Maturity Date:	May 15, 2052

Benchmark Treasury:	1.875% due November 15, 2051

Benchmark Treasury Yield:	2.918%

Spread to Benchmark Treasury:	+275 basis points

Yield to Maturity:	5.668%

Price to Public:	99.379%, plus accrued interest, if any

Optional Redemption Provision:	At the Company’s option, prior to November 15, 2051 (the “2052 Notes Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +45 basis points; on and after the 2052 Notes Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption.

CUSIP:	925650 AE3

ISIN:	US925650AE39

All Notes Offered Hereby

Total Net Proceeds:	Approximately $4,946.6 million, after deducting the underwriting discounts and the additional discretionary fee of $10 million (but before deducting the estimated offering expenses payable by the Company).

Joint Book-Running Managers:	Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
BofA Securities, Inc. Barclays Capital, Inc. Citigroup Global Markets Inc. Citizens Capital Markets, Inc.

Co-Managers:	Capital One Securities, Inc.
Truist Securities, Inc.
BNP Paribas Securities Corp.
Raymond James & Associates, Inc.
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
Stifel Nicolaus & Co, Inc.
UBS Securities LLC

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes before the second business day prior to the Settlement Date will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement, and should consult their own advisors.

Notice to Prospective Investors in Japan

The Notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “FIEA”) on the basis that the solicitation for subscription of the Notes falls within the definition of “solicitation to qualified institutional investors” as defined in Article 2, paragraph 3, item 2 (I) of the FIEA and Article 10 of the Ministerial Ordinance Concerning Definitions. Such solicitation shall be subject to the condition that qualified institutional investors (as defined under the FIEA, “QIIs”) who desire to acquire the Notes shall be notified that it may transfer the Notes only to another QII. Any QII who acquires the Notes shall be deemed to have agreed to such transfer restriction.

Accordingly, the Notes have not been and will not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to, or for the account or benefit of, others for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except in a private placement to QIIs as described above pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the time of such offering or sale.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, by calling J.P. Morgan Securities LLC toll-free at 1-212-834-4533, by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.